

July 18, 2014

Via E-Mail
Kyung-taek Shin
Seho Yang
The Export-Import Bank of Korea
460 Park Avenue, 8th Floor
New York, NY 10022

Suk-Kwon Na
The Republic of Korea
335 East 45th Street
New York, NY 10017

>　　**Re:　The Export-Import Bank of Korea**
>　　　　　**The Republic of Korea**
>　　　　　**Post-Effective Amendment No. 6 to**
>　　　　　**Registration Statement under Schedule B**
>　　　　　**File No. 333-180273**
>　　　　　**Filed July 16, 2014**

Dear Sirs:

　　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 3

1. We note your response to comment 2 in our letter dated July 2, 2014. Please reconcile the amounts disclosed as KEXIM's authorized capital following the Government's January 2014 amendments to the KEXIM Act. The amount of authorized capital is disclosed as ₩15 billion on page 3 but ₩15,000 billion on pages 4 and 5.

Government Finance, page 200

2. We note your response to comment 19 in our letter dated July 2, 2014. Please expand the discussion of the budget by disclosing revenues and expenditures by additional categories.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Jinduk Han, Esq.
Cleary Gottlieb Steen & Hamilton LLP